Exhibit 21

SUBSIDIARIES OF WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Name	Jurisdiction of Incorporation

Warner Chilcott Holdings Company II, Limited	Bermuda

Warner Chilcott Holdings Company III, Limited	Bermuda

Warner Chilcott Acquisition Limited	United Kingdom

Chilcott UK Limited	United Kingdom

Warner Chilcott (UK) Limited	United Kingdom

Warner Chilcott Research Laboratories Limited	United Kingdom

Warner Chilcott Company, Inc.	Puerto Rico

Warner Chilcott Intermediate (Ireland) Limited	Republic of Ireland

Galen (Chemicals) Limited	Republic of Ireland

Chilcott PR	Republic of Ireland

Warner Chilcott Laboratories Ireland Limited	Republic of Ireland

Warner Chilcott (Bermuda) Limited	Bermuda

Warner Chilcott Research Ireland Limited	Republic of Ireland

Warner Chilcott Intermediate (Luxembourg) S.à.r.l.	Luxembourg

Warner Chilcott Corporation	Delaware

Warner Chilcott (US), Inc.	Delaware